FILE NO. 333
CIK #896572

                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004
                                    Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.  Exact name of Trust:  INSURED MUNICIPALS INCOME TRUST, 240TH INSURED MULTI-
                          SERIES

B.  Name of Depositor:    VAN KAMPEN FUNDS INC.

C.  Complete address of Depositor's principal executive offices:

    One Parkview Plaza
    Oakbrook Terrace, Illinois 60181

D.  Name and complete address of agents for service:

    VAN KAMPEN FUNDS INC.                   CHAPMAN AND CUTLER
    Attention:  Don G. Powell, Chairman     Attention:  Mark J. Kneedy
    One Parkview Plaza                      111 West Monroe Street
    Oakbrook Terrace, Illinois  60181       Chicago, Illinois  60603

E. Title of securities being registered: Units of fractional undivided beneficial interest

F.  Approximate date of proposed sale to the public:

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                        INSURED MUNICIPALS INCOME TRUST,
                           240TH INSURED MULTI-SERIES

                              Cross Reference Sheet

                     Pursuant to Rule 404(c) of Regulation C
                        under the Securities Act of 1933

                   (Form N-8B-2 Items Required by Instruction
                         1 as to Prospectus on Form S-6)

FORM N-8B-2                                                             FORM S-6
ITEM NUMBER                                                HEADING IN PROSPECTUS

                     I. ORGANIZATION AND GENERAL INFORMATION

1.    (a)  Name of trust                 )
      (b)  Title of securities issued    ) Prospectus Part I Front Cover Page

2.    Name and address of Depositor      ) Part II-Introduction
                                         ) Part I-Summary of Essential Financial
                                         )   Information
                                         ) Part II-Fund Administration

3.    Name and address of Trustee        ) Part II-Introduction
                                         ) Part I-Summary of Essential Financial
                                         )   Information
                                         ) Part II-Fund Administration

4.    Name and address of principal      ) Part I-Underwriting
        underwriter                      )

5.    Organization of trust              ) Part II-Introduction

6.    Execution and termination of       ) Part II-Introduction
        Trust Indenture and Agreement    ) Part II-Fund Administration

7.    Changes of Name                    ) *

8.    Fiscal year                        ) *

9.    Material Litigation                ) *

        II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.     General information regarding    ) Part II-Introduction
          trust's securities and rights  ) Part II-Rights of Unitholders
          of security holders            ) Part II-Fund Administration

11.     Type of securities comprising    ) Part II-Introduction
          units                          ) Part I-Cover Page
                                         ) Part I-Portfolio

12.     Certain information regarding    ) *
          periodic payment certificates  )

13.     (a)  Load, fees, charges and     ) Part II-Introduction
          expenses                       ) Part I-Summary of Essential Financial
                                         )   Information
                                         ) Part II-Expenses
                                         )
                                         )

        (b)  Certain information regard- ) *
               ing periodic payment plan )
               certificates              )

        (c)  Certain percentages         ) Part I-Summary of Essential Financial
                                         )   Information
                                         )

        (d)  Certain other fees,         ) Part II-Rights of Unitholders
               expenses or charges       ) Part II-Expenses
               payable by holders        )

        (e)  Certain profits to be       ) Part II-Public Offering
               received by depositor,    ) Part I-Notes to Portfolios
               principal underwriter,    )
               trustee or affiliated     )
               persons                   )

        (f)  Ratio of annual charges     ) *
               to income                 )

14.     Issuance of trust's securities   ) Part II-The Trusts

15.     Receipt and handling of payments ) *
          from purchasers                )

16.     Acquisition and disposition of   ) Part II-Introduction
          underlying securities          ) Part II-Public Offering
                                         ) Part II-Fund Administration

17.     Withdrawal or redemption         ) Part II-Rights of Unitholders
                                         ) Part II-Fund Administration

18.     (a)  Receipt and disposition     ) Part II-Introduction
          of income                      ) Part II-Rights of Unitholders

        (b)  Reinvestment of distribu-   ) *
               tions                     )

        (c)  Reserves or special funds   ) Part II-Expenses
                                         ) Part II-Fund Administration

        (d)  Schedule of distributions   ) *

19.     Records, accounts and reports    ) Part II-Rights of Unitholders
                                         ) Part II-Fund Administration

20.     Certain miscellaneous provisions ) Part II-Fund Administration
          of Trust Agreement             )

21.     Loans to security holders        ) *

22.     Limitations on liability )
                                         ) Part II-Fund Administration

23.     Bonding arrangements             ) *

24.     Other material provisions of     ) *
          trust indenture or agreement   )

        III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25.     Organization of Depositor        ) Part II-Fund Administration

26.     Fees received by Depositor       ) Part II-Expenses

27.     Business of Depositor            ) Part II-Fund Administration

28.     Certain information as to        )
          officials and affiliated       ) *
          persons of Depositor           )

29.     Companies owning securities of   ) *
          Depositor                      )

30.     Controlling persons of Depositor ) *

31.     Compensation of Directors        ) *

32.     Compensation of Directors        ) *

33.     Compensation of Employees        ) *

34.     Compensation to other persons    ) Part II-Public Offering

                  IV. DISTRIBUTION AND REDEMPTION OF SECURITIES

35.     Distribution of trust's          ) Part I-Portfolio
          securities by states           )

36.     Suspension of sales of trust's   ) *
          securities                     )

37.     Revocation of authority to       ) *
          distribute                     )

38.     (a)  Method of distribution      )

        (b)  Underwriting agreements     ) Part II-Public Offering

        (c)  Selling agreements          )

39.     (a)  Organization of principal   )
               underwriter               )
                                         ) Part II-Fund Administration
        (b)  N.A.S.D. membership by      )
               principal underwriter     )

40.     Certain fees received by         ) *
          principal underwriter          )

41.     (a)  Business of principal       ) Part II-Fund Administration
          underwriter                    )

        (b)  Branch offices of principal ) *
          underwriter                    )

        (c)  Salesmen of principal       ) *
          underwriter                    )

42.     Ownership of securities of the   ) *
          trust                          )

43.     Certain brokerage commissions    )
          received by principal          ) *
          underwriter                    )

44.     (a)  Method of valuation         ) Part II-Introduction
                                         ) Part I-Summary of Essential Financial
                                         )   Information
                                         ) Part II-Public Offering
                                         )
        (b)  Schedule as to offering     ) *
               price                     )

        (c)  Variation in offering price ) Part II-Public Offering
               to certain persons        )

45.     Suspension of redemption rights  ) *

46.     (a)  Redemption valuation        ) Part II-Rights of Unitholders
                                         )

        (b)  Schedule as to redemption   ) *
          price                          )

47.     Purchase and sale of interests   ) Part II-The Trusts
          in underlying securities       ) Part II-Fund Administration

               V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.     Organization and regulation of   ) Part II-Fund Administration
          trustee                        )

49.     Fees and expenses of trustee     ) Part I-Summary of Essential Financial
                                         )   Information
                                         ) Part II-Expenses

50.     Trustee's lien                   ) Part II-Expenses

          VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51.     Insurance of holders of trust's  )
          securities                     ) *

                            VII. POLICY OF REGISTRANT

52.     (a)  Provisions of trust agree-  )
               ment with respect to      )
               replacement or elimi-     ) Part II-Fund Administration
               nation of portfolio       )
               securities                )

        (b)  Transactions involving      )
               elimination of underlying ) *
               securities                )

        (c)  Policy regarding substitu-  ) Part II-Fund Administration
               tion or elimination of    )
               underlying securities     )

        (d)  Fundamental policy not      ) *
               otherwise covered         )

53.     Tax Status of trust              ) Part I-Tax Status
                                         ) Part II-Federal Tax Status

                   VIII. Financial and Statistical Information

54.     Trust's securities during        ) *
          last ten years                 )

55.                                      )
                                         )

56.     Certain information regarding    ) *
                                         )

57. Periodic payment certificates )

58.                                      )

59.     Financial statements (Instruc-   ) Part I-Statement Condition
          tions 1(c) to Form S-6)        )

----------------------------------
* Inapplicable, omitted, answer negative or not required

                 Preliminary Prospectus Dated September 25, 1998

                        INSURED MUNICIPALS INCOME TRUST,
                           240TH INSURED MULTI-SERIES

                                                       (A Unit Investment Trust)

    The attached final Prospectus for a prior Series of the Fund is hereby used as a preliminary Prospectus for the above stated Series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this Series. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different since each Series has a unique Portfolio. Accordingly the information contained herein with regard to the previous Series should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous Series. However, the Estimated Current Return for this Series will depend on the interest rates and offering prices of the securities in this Series and may vary materially from that of the previous Series.

    A registration statement relating to the units of this Series will be filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such Units may not be sold nor may offer to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

    (Incorporated herein by reference is the final prospectus from Insured Municipals Income Trust, Insured Multi-Series 236 (Registration No. 333-60555) as filed on September 17, 1998, which shall be used as a preliminary prospectus for the current Series of the Fund.)

                                       S-1
                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

         The facing sheet
         The Cross-Reference Sheet
         The Prospectus
         The signatures
         The consents of independent public accountants, rating services and legal counsel

The following exhibits:

1.1  Proposed form of Trust Agreement (to be supplied by amendment).

1.4 Copy of Municipal Bond Fund Portfolio Insurance Policy (to be supplied by amendment).

1.5  Form of Agreement Among Underwriters (to be supplied by amendment).

3.1 Opinion and consent of counsel as to legality of securities being registered (to be supplied by amendment).

3.2 Opinion and consent of counsel as to Federal income tax status of securities being registered (to be supplied by amendment).

3.3 Opinion and consent of counsel as to New York tax status of securities being registered (to be supplied by amendment).

4.1  Consent of Interactive Data Corporation (to be supplied by amendment).

4.2  Consent of Standard & Poor's (to be supplied by amendment).

4.3  Consent of Grant Thornton LLP (to be supplied by amendment).

4.4  Financial Data Schedule (to be supplied by amendment).

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Insured Municipals Income Trust, 240th Insured Multi-Series has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and State of Illinois on the 25th day of September, 1998.

                     INSURED MUNICIPALS INCOME TRUST, 240TH INSURED MULTI-SERIES (Registrant)

                     By VAN KAMPEN FUNDS INC.
                        (Depositor)

                     By GINA M. COSTELLO
                        Assistant Secretary

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on September 25, 1998 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

     SIGNATURE                     TITLE

Don G. Powell         Chairman and Chief Executive     )
                        Officer                        )

John H. Zimmerman     President and Chief              )
                        Operating Officer              )

Ronald A. Nyberg      Executive Vice President         )
                        and General Counsel            )

William R. Rybak      Executive Vice President and     )
                        Chief Financial Officer        )

                      GINA M. COSTELLO
                      (Attorney-in-fact*)

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* An executed copy of each of the related powers of attorney was filed with the
Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen American Capital Equity Opportunity Trust, Series 64 (file No. 33-33087) and Van Kampen American Capital Equity Opportunity Trust, Series 87 (file No. 333-44581) and are incorporated herein by reference.